UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 8

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MTGE INVESTMENT CORP.

(Names of Subject Company)

MOUNTAIN MERGER SUB CORPORATION

ANNALY CAPITAL MANAGEMENT, INC.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

55378A105

(CUSIP Number of Class of Securities)

Anthony Green, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 696-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$904,346,135	$112,591.09***

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $19.73, the average of the high and low sales prices per share of MTGE Investment Corp. common stock on May 14, 2018, as reported by Nasdaq, and (ii) 45,836,094 (the number of shares of MTGE Investment Corp. common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the transaction valuation.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $56,552.34	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Form S-4 333-224968	Date Filed: May 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and Mountain Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Offeror”), relating to the offer (the “Offer”) by Annaly and Offeror to exchange for each outstanding share of common stock of MTGE Investment Corp., a Maryland corporation (“MTGE”), $0.01 par value per share (“MTGE common stock”), at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”); (b) $19.65 in cash (the “all-cash consideration”); or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (as amended, the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Annaly or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Offeror and MTGE (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Annaly believes that no further disclosure is required to supplement the Schedule TO under applicable law; however, to avoid any risk that stockholder litigation, as further described in Item 11 of the Schedule TO under the subsection entitled ‘—Certain Legal Matters’, may delay or otherwise adversely affect the consummation of the Offer and to minimize the expense of defending such actions, Annaly is disclosing certain additional information (which it considers immaterial) in this Amendment No. 8. All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 and 4 through 11

The Prospectus and Item 1 and Items 4 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Prospectus, are hereby amended as follows:

Deleting the fifth full paragraph on page 54 of the Prospectus under the heading “MTGE Unaudited Prospective Financial Information” and replacing it with the following paragraph:

“The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The unaudited prospective financial information includes “non-GAAP financial measures,” which are financial measures that are not calculated in accordance with GAAP. The non-GAAP financial measures in the unaudited prospective financial information were relied upon by Barclays for purposes of its opinion and by the special committee in connection with its consideration of the offer and the merger. Financial measures provided to a financial advisor in these circumstances are excluded from the definition of non-GAAP financial measures for purposes of SEC rules and, therefore, are not subject to SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of the non-GAAP financial measures in the unaudited prospective financial information were not relied upon by Barclays for purposes of its opinion or by the special committee in connection with its consideration of the offer or the merger. Accordingly, a reconciliation is not provided of the non-GAAP financial measures included in the unaudited prospective financial information to the relevant GAAP financial measures. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude items, including charges and credits, that are required to be included in a GAAP presentation.”

Deleting the tables on pages 48 to 49 of the Prospectus under the heading “Summary of Material Financial Analyses – Selected Comparable Company Analysis” and replacing them with the following tables:

MTGE Peers

	P/TBV	P/ ‘18E Earnings(5)	Dividend Yield
Two Harbors Investment Corp.(1)	0.97x	8.1x	12.3%
Annaly Capital Management, Inc.(2)	0.92x	9.0x	11.6%
ARMOUR Residential REIT, Inc.(3)	0.92x	9.3x	10.0%
Invesco Mortgage Capital Inc.(4)	0.88x	9.2x	10.4%

(1)	Tangible book value based upon 3/31/18 book value reported in the CYS / TWO Press Release
(2)

Tangible book value based upon reported 12/31/17 tangible book value adjusted for the repayment of Annaly Series E preferred stock, partial repayment of Annaly Series C preferred stock and issuance of Annaly Series G preferred stock

(3)	Tangible book value based upon reported 3/31/18 tangible book value
(4)	Tangible book value based upon reported 12/31/17 tangible book value
(5)	2018 Earnings based on Median analyst estimates available to Barclays through Factset

MTGE Peers	Low	Mean	Median	High
P / TBV	0.88x	0.92x	0.92x	0.97x
P / ‘18E Earnings(1)	8.1x	8.9x	9.1x	9.3x
Dividend Yield	10.0%	11.1%	11.0%	12.3%

(1)	2018 Earnings based on Median analyst estimates available to Barclays through FactSet

MTGE	Metric	Selected Companies Range	Implied Share Price Range
P/TBV 3/31	$19.61	0.85x – 0.95x	$16.67 –$18.63
P/TBV 12/31	$20.62	0.85x – 0.95x	$17.53 – $19.59
P/2018E (Mgt.)(1)	$2.29	8.5x – 9.5x	$19.47 – $21.76
P/2018E (Street)	$1.98	8.5x – 9.5x	$16.83 –$18.81
Annualized Dividend Yield	$2.00	12.0% – 10.0%	$16.67 – $20.00

(1)	Represents Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization.

Annaly Peers

	P/TBV	P/ ‘18E Earnings(4)	Dividend Yield
AGNC Investment Corp.(1)	1.01x	7.9x	11.4%
ARMOUR Residential REIT, Inc.(2)	0.92x	9.3x	10.0%
Capstead Mortgage Corporation(3)	0.87x	14.5x	7.0%

(1)	Tangible book value based upon reported 3/31/18 tangible book value
(2)	Tangible book value based upon reported 3/31/18 tangible book value
(3)	Tangible book value based upon reported 3/31/18 tangible book value
(4)	2018 Earnings based on Median analyst estimates available to Barclays through Factset

Annaly Peers	Low	Mean	Median	High
P / TBV	0.87x	0.93x	0.92x	1.01x
P / ‘18E Earnings(1)	7.9x	10.6x	9.3x	14.5x
Dividend Yield	7.0%	9.5%	10.0%	11.4%

(1)	2018 Earnings based on Median analyst estimates available to Barclays through FactSet

Annaly	Metric	Selected Companies Range	Implied Share Price Range
P/TBV 3/31	$10.40	0.90x – 1.00x	$9.36 –$10.40
P/2018E (Mgt.)	$1.18	8.0x – 10.5x	$9.47 –$12.43
Annualized Dividend Yield	$1.20	11.5% – 10.0%	$10.43 – $12.00

Deleting the first table on page 50 of the Prospectus under the heading “Summary of Material Financial Analyses – Selected Precedent Transactions Analysis” and replacing it with the following table:

Date Announced	Acquiror	Target	Transaction Price / Book Value
April 26, 2018	Two Harbors Investment Corp.	CYS Investments, Inc.	1.05x
April 11, 2016	Annaly Capital Management, Inc.	Hatteras Financial Corporation	0.85x
April 7, 2016	Sutherland Asset Management Corp	ZAIS Financial Corp.	0.92x
March 2, 2016	ARMOUR Residential REIT, Inc.	JAVELIN Mortgage Investment Corp.	0.87x
February 26, 2016	Apollo Commercial Real Estate Finance, Inc.	Apollo Residential Mortgage	0.89x

Deleting the first paragraph starting on page 50 of the Prospectus under the heading “Summary of Material Financial Analyses – Dividend Discount Analysis of MTGE” and replacing it with the following paragraph:

“Barclays performed a dividend discount analysis on MTGE using the MTGE Projections and certain publicly available information, which was used as a basis for discount rates and terminal value range. Barclays used two different methods to calculate annual discount rates that were then applied to the MTGE Projections and a range of terminal values estimated using a price to tangible book value ratio (“P/TBV”) methodology. In one method, Barclays calculated a range implied by the dividend yield of selected comparable companies, resulting in a selected discount range of 10.0% to 12.0%. Barclays then applied those discount rates to the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020 (as set forth in the MTGE Projections) and to an estimated terminal value (based on projected tangible book value in 4Q2020 equal to $899 million). Barclays calculated the net present value of the dividends and the net present value of the terminal value, which was based on applying the value range of 0.85x to 0.95x to 4Q2020 tangible book value (this value range was selected based on comparable companies), and then divided by the number of fully diluted shares to get an implied value per share. This analysis assumed 100% of Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization, is paid out through dividends to common shareholders of MTGE. This analysis resulted in a range of implied present values per share of MTGE common stock of $17.59 to $19.86. In the other method, Barclays calculated a discount range implied by the capital asset pricing model, resulting in a selected range of 8.0% to 9.5%. Barclays then applied those discount rates to the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020 (as set forth in the MTGE Projections) and to an estimated terminal value (based on projected tangible book value in 4Q2020). This analysis resulted in a range of implied present values per share of MTGE common stock of $18.55 to $20.75.”

Deleting the first paragraph on page 51 of the Prospectus under the heading “Summary of Material Financial Analyses – Dividend Discount Analysis of Annaly” and replacing it with the following paragraph:

“Barclays performed a dividend discount analysis on Annaly using the Annaly Projections and certain publicly available information, which was used as a basis for discount rates and terminal value range. Additionally, based on diligence, a 2.0% decline in tangible book value per share was modeled over the forecast period resulting in a quarter-6 tangible book value per share of $10.20. Barclays used two different methods to calculate annual discount rates that were then used in the subsequent dividend discount analysis and applied to the Annaly Projections and a range of terminal values estimated using a P/TBV methodology. In one method, Barclays calculated a discount range implied by the dividend yield of selected comparable companies, resulting in a selected range of 10.0% to 11.5%. Barclays then applied those discount rates to the Annaly Projections and calculated the net present value of the dividends and the net present value of the estimated terminal value (based on the quarter-6 projected tangible book value equal to $11.8 billion), which was based on applying the value range of 0.90x to 1.00x to quarter-6 tangible book value (this value range was selected based on comparable companies), and then divided by the number of fully diluted shares (1,160 million shares) to get an implied value per share. This analysis assumed 100% of core earnings (Ex. PAA) are paid out through dividends to common shareholders of Annaly. This analysis resulted in a range of implied present values per share of Annaly common stock of $9.37 to $10.43. In the other method, Barclays calculated a discount range implied by the capital asset pricing model, resulting in a selected range of 6.0% to 8.0%. Barclays then applied those discount rates to the Annaly Projections and an estimated terminal value (based on projected quarter-6 tangible book value). This analysis resulted in a range of implied present values per share of Annaly common stock of $9.80 to $10.99.”

Adding the following paragraph after the second paragraph under the heading “Summary of Material Financial Analyses – General” on page 52 of the Prospectus:

“In January 2018, Annaly entered into separate Distribution Agency Agreements (collectively, the “Sales Agreements”) with each of Wells Fargo Securities, LLC, Barclays, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Keefe, Bruyette & Woods, Inc., RBC Capital Markets, LLC and UBS Securities LLC (the “Sales Agents”). Under the Sales Agreements, Annaly may offer and sell shares of its common stock, having an aggregate offering price of up to $1.5 billion from time to time through any of the Sales Agents. As of the date hereof, Annaly has not sold any shares to or through Barclays under its Sales Agreement with Barclays and Barclays has received no fees from Annaly under its Sales Agreement with Barclays.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018

MOUNTAIN MERGER SUB CORPORATION

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chairman of the Board of Directors,
Chief Executive Officer and President

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chief Legal Officer